Expeditors International of Washington, Inc. 1015 Third Avenue Seattle, WA 98104-1190

September 3, 2019

VIA EDGAR

Division of Corporate Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Expeditors International of Washington, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed February 22, 2019

File No. 000-13468

Dear Division of Corporate Finance:

Expeditors International of Washington, Inc. (the “Company”) is in receipt of your letter dated August 29, 2019 (the “Comment Letter”) that sets forth the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within ten business days of August 29, 2019, or tell the Commission when the Company would provide a response.

The Company respectfully requested an extension of 5 additional business days due to schedules of our internal accounting personnel. The Staff approved this request on September 3, 2019. The Company plans to provide a response to the Commission on or before September 20, 2019.

If you have any questions or comments, please contact me at 206-674-3412.

Sincerely,

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

/s/ Bradley S. Powell

Bradley S. Powell

Senior Vice President and Chief Financial Officer